UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VOLATO GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74349W104
(CUSIP Number)

Jennifer Liotta
c/o Volato Group, Inc.
1954 Airport Rd Ste 124,
Atlanta, Georgia, 30341
Phone: (904) 539-7404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
PROOF Acquisition Sponsor I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,507,813

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,507,813

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,507,813

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Volato Group, Inc., a Delaware corporation, formerly known as PROOF Acquisition Corp I (the “Issuer”). The principal executive office of the Issuer is located at 1954 Airport Rd Ste 124, Atlanta, Georgia, 30341.

Item 2.	Identity and Background

This Schedule 13D is being filed by PROOF Acquisition Sponsor I, LLC (the “Reporting Person”), a Delaware limited liability company. The reporting person is primarily engaged in the business of investing in securities, including of the Issuer. The Reporting Person’s business address is 11911 Freedom Drive, Suite 1080, Reston, VA.

During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior the initial public offering (the “IPO”) of PROOF Acquisition Corp I (“PACI”), the predecessor in interest to the Issuer, the Reporting Person received 5,750,000 shares of Class B common stock of PACI (“Founder Shares”) for a payment of $25,000. On November 20, 2021, PACI effectuated a 1.2:1 stock split for each outstanding Founder Share, resulting in the Reporting Person holding an aggregate of 6,900,000 Founder Shares.  Simultaneously with the closing of the IPO, pursuant to purchase agreements entered into with the Reporting Person and certain funds and accounts managed by Blackrock, Inc., PACI completed the private sale of an aggregate of 15,226,000 warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. Each Private Placement Warrant is exercisable for one whole share of Class A Common Stock at a price of $11.50 per share. Immediately after the IPO, the Reporting Person held 6,440,000 Founder Shares and 14,076,000 Private Placement Warrants.

The consideration paid by the Reporting Person for such shares was funded by capital contributions by the members of the Reporting Person and acquired as founder shares.

On August 1, 2023, PACI, Volato and PACI Merger Sub, Inc. (“Merger Sub”) entered into that certain Business Combination Agreement (the “Business Combination Agreement”) pursuant to which Merger Sub merged with and into Volato effective December 1, 2023 (the “Business Combination”), with Volato continuing as the surviving corporation in the Business Combination and a wholly owned subsidiary of PACI upon the closing of the transactions contemplated therein. In connection with the closing of the Business Combination, PACI filed the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which, among other things, the name of PACI was changed to Volato Group, Inc. and the merger securities commenced trading on NYSE American on December 4, 2023.

The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 99.1, which are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Business Combination

On December 1, 2023, the Business Combination closed. As a result of the Business Combination, each outstanding share of Volato capital stock was converted into the right to receive approximately 1.01508 shares of Class A Common Stock. Additionally, the outstanding shares of PACI Class B common stock automatically converted to shares of Class A Common Stock.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, the Issuer, the Reporting Person, and certain stockholders of each of PACI and Volato entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which took effect upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to certain registration rights with respect to its shares of Volato.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Reporting person entered into a support agreement with Volato and PACI entered into the Sponsor Support Agreement, pursuant to which the Reporting Person has agreed to vote all Founder Shares beneficially owned by it in favor of the Business Combination. Further, pursuant to the Sponsor Support Agreement, the Reporting Person agrees to use up to 50% of the Founder Shares to satisfy its obligations with respect to PACI Available Cash (as defined therein).

The foregoing descriptions of the Registration Rights Agreement and Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are respectively attached as Exhibit 99.2 and Exhibit 99.3 to the Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Sponsor Support Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and its designee to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, neither the Reporting Person nor any Related Person currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a).
The Reporting Person owns 5,507,813 shares of Class A Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 19.64% of the Issuer’s issued and outstanding shares of Class A Common Stock (based on 28,043,449 shares of Class A Common Stock outstanding as of December 1, 2023, as reported in the Issuer’s Current Report on Form 8-K filing with the SEC).

The information set forth in Item 3 of this Schedule 13D regarding certain contingent rights to receive additional Class A Common Stock is hereby incorporated by reference into this Item 5(a).

(b).
The Reporting Person has the sole power to vote and dispose of 5,507,813 shares of Class A Common Stock. The Reporting Person has the shared power to vote or dispose of zero shares of Class A Common Stock.

The above amount includes 5,507,813 Founder Shares automatically converted to Class A Common Stock upon consummation of the Business Combination and does not include the Private Placement Warrants to purchase Class A Common Stock exercisable within 60 days of December 1, 2023. The Reporting Person is controlled by its manager, PROOF Sponsor Management LLC (the "Manager"). The managing members of the Manager are John C. Backus, Jr., Steven P. Mullins and Michael W. Zarlenga. No person individually has the power to vote or control the interests of the Sponsor. Each individual disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. Accordingly, none of the managing members is deemed to have or share beneficial ownership of the founder shares held by the Sponsor.

Upon consummation of the Business Combination, Vellar Opportunities Fund Master, Ltd. (“Vellar”) entered into an agreement (the “Forward Purchase Agreement”) with PACI and Volato, pursuant to which Vellar agreed to purchase up to 2.0 million shares of Class A Common Stock. Except as described above and in Items 3 and 4, during the past 60 days, neither the Reporting Person nor the Related Persons has effected any transactions with respect to the Class A Common Stock.

(c).	Not applicable.

(d).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Registration Rights Agreement and Sponsor Support Agreement and is incorporated herein by reference. Each of the Registration Rights Agreement and Sponsor Support Agreement is incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1
Business Combination Agreement, dated as of August 1, 2023 by and among PROOF Acquisition Corp i, PACI Merger Sub Inc. and Volato, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2023)

99.2	Amended and Restated Registration Rights Agreement

99.3	Sponsor Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023

PROOF Acquisition Sponsor I, LLC

By:	Michael W. Zarlenga